UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 27, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291 - CF#26963
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CorVel Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.1, 10.2, 10.3 and 10.4 to a Form 8-K filed on November 6, 2009, as modified by the same contracts re-filed with fewer redactions as Exhibits 10.28, 10.29, 10.30 and 10.31, respectively to a Form 10-K filed on June 10, 2011.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 14, 2012
Exhibit 10.2	through June 14, 2012
Exhibit 10.3	through June 14, 2012
Exhibit 10.4	through June 14, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel